1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 15, 2015

Amy W. Miller

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Fund, File Nos. 333-202743 and 811-23040

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Fund (the “Fund”), a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  The purpose of this filing is to complete any outstanding items in the Registration Statement and to respond to your telephonic comments provided on April 6, 2015 indicating that your written comments provided on March 20, 2015 with respect to Triloma EIG Global Energy Term Fund I (the “Term Fund”) and Triloma EIG Global Energy Master Fund, LLC apply to the Fund, as appropriate. In addition, we have addressed your comments provided telephonically on April 15, 2015. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Cover Page (Outside Front Cover)

Comment 1.                            The paragraph on Principal Investment Strategies states that the “Fund seeks to achieve its investment objectives by investing primarily in a global portfolio of privately originated energy company and project debt.”  Please explain how “global” is defined by revising the disclosure to expressly describe how the Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world.  See Investment Company Act Rel. No. 24828 (Jan. 17, 2001), n. 42.  For example, statements to the effect that the Fund will invest “primarily” or “a majority of its assets” in non-U.S. securities would be acceptable.

Response 1.                         The disclosure has been revised accordingly.

Comment 2.                            The Principal Investment Strategies further state that the Fund will invest at least 80% of its total assets in debt and equity investments of energy companies and projects, and lists the energy company and project investment sub-sectors as follows: (i) upstream; (ii) midstream; (iii) downstream; (iv) power; (v) renewables; (vi) resources; (vii) infrastructure; and (viii) other energy.  Please provide a cross-reference to the page that provides the definition for each sub-sector (e.g., Page 37).

Response 2.                         The disclosure has been revised accordingly.

Cover Page (Page 1)

Comment 3.                            Please move the bold bullet-point risk factors that identify the offering as high risk (currently located on Page 1) to the Outside Front Cover of the prospectus.

Response 3.                         The disclosure has been revised accordingly.

Comment 4.                            The third bullet point risk factor states that “[a]lthough the Fund has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase at one time.” Please revise the bullet point risk factor to specify that the Fund will only repurchase a maximum of 5% of Shares outstanding per quarter, as described on Page 15.

Response 4.                         The disclosure has been revised accordingly.

Comment 5.                            The fourth bullet point risk factor states that “[t]he Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment.  Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.”  Please further disclose that distributions may be funded in significant part from the waiver of certain expenses that will be subject to future repayment by the Fund, thus reducing the amounts available for distribution to future Shareholders.  Finally, disclose the possibility of a return of capital and the effect of future repayment of waived expenses in all subsequent discussions of distributions.

Response 5.                         The disclosure has been revised accordingly.

Comment 6.                            Please add the following additional bold bullet-point risk factors:

(a)                                 Because the Fund is newly-organized with no operating history, its common Shares have no pricing or performance history;

(b)                                 If a Shareholder is unable to sell his or her Shares, the Shareholder will be unable to reduce his or her exposure on any market downturn; and

(c)                                  The Fund does not intend to list its Shares on any securities exchange and does not expect any secondary market to develop in the Shares in the foreseeable future, which makes them inherently illiquid.

Response 6.                         The disclosure has been revised accordingly.

Summary of Terms — Investment Strategies (Pages 6-8)

Comment 7.                            The first paragraph in this section states that the Fund will invest at least 80% of its total assets in “debt and equity investments of energy companies or projects.”  Please explain how the Fund would invest in a “project.”

Response 7.                         The disclosure has been revised to reflect that the Fund may structure certain investments at the project-level, as opposed to the corporate-level. A project-level investment may involve the transfer of certain company assets to a special purpose vehicle for one or more business reasons, including to facilitate the segregation of assets and liabilities and/or the perfection of a security interest in the relevant assets of the project.

Comment 8.                            The first full paragraph on Page 7 states it is anticipated that a substantial portion of the Fund’s portfolio will consist of senior and subordinated debt, which may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by yield enhancements.  Please also disclose that the Fund may invest in “junk” bonds, consistent with risk disclosure on Page 19.

Response 8.                         The disclosure has been revised accordingly.

Comment 9.                            This section states that “there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.”  Please explain how the Fund, which is a global fund, could have no minimum requirement to invest in non-U.S. securities.  Please revise this statement to instead convey that the Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world.  See Comment 2.

Response 9.                         The sentence has been deleted.

Comment 10.                     The last paragraph in this section on Page 8 states that “[w]e will invest on a global basis with an emphasis on the Organization for Economic Cooperation and Development (“OECD”) countries.”  We note that the OECD includes more than 200 member countries.  This list is so broad that it fails to convey in a meaningful fashion in which countries or regions of the world the Fund intends to invest.  We observe that Page 39 of the prospectus states that the Fund “will invest on a global basis with an emphasis on the United States, Canada, Western Europe, Australia and Latin America.”  This type of information seems more likely to be useful to investors than a blanket reference to the OECD.  In order to aid investor comprehension of the Fund’s strategy for global investment, we suggest moving the disclosure on Page 39 closer to the front of the prospectus.

Response 10.                  The disclosure has been revised accordingly.

Summary of Terms — Management Fee & Administration (Pages 10-11)

Comment 11.                     The Management Fee section states that Triloma is entitled to a base Management Fee that is calculated and payable monthly in arrears at the annual rate of 2.0% of the Fund’s average gross assets during the relevant month.  In contrast, the Administration section states that Triloma receives an annual administrative fee ranging between [X]% of the Fund’s assets under management, payable monthly, calculated on a sliding scale basis based on the Fund’s total assets.  To avoid confusion, please choose a consistent term, and provide a definition.

Response 11.                  The disclosure has been revised accordingly.

Summary of Terms — Management and Incentive Fees (Page 11)

Comment 12.                     This section states that the Incentive Fee is calculated and paid quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s average “adjusted capital,” equal to 1.875% per quarter (or an annualized hurdle rate of 7.50%), subject to a “catch-up” feature.  Please define “adjusted capital.”

Response 12.                  The disclosure has been revised accordingly.

Summary of Terms — Unlisted Closed-End Structure (Page 14)

Comment 13.                     The last sentence states that because an exchange-traded closed-end fund’s Shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.  Please explain the relevance of this statement, given that the Fund’s Shares will not be exchanged-traded.

Response 13.                  The sentence has been deleted.

Summary of Terms — Conflicts of Interest (Page 16)

Comment 14.                     This section states that “Triloma, EIG and certain of their affiliates have conflicts of interest in connection with the management of the Fund,

including, but not limited to: . . . investments at different levels of an entity’s capital structure by the Fund and other clients of Triloma, EIG or their respective affiliates, subject to the limitations of the 1940 Act . . . .”  If the Fund invests alongside other clients of Triloma, please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act.  Please explain if the Fund intends to seek exemptive relief to engage in joint transactions.

Response 14.                  The Fund intends to seek exemptive relief to co-invest in certain investment opportunities with  the Term Fund and/or one or more private funds advised or managed by EIG or an affiliate thereof (each, an “EIG Private Fund”). The Fund may co-invest in certain other investment opportunities with the Term Fund and/or one or more EIG Private Funds where a determination has been made that such co-investment transaction does not raise an issue under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, including, for example, a co-investment transaction in accordance with the Massachusetts Mutual Life Insurance Co. no-action letter (pub. avail. June 7, 2000).

Risk Factors (Pages 17-21)

Comment 15.                     The Risk Factors section of the synopsis contains 34 risks, all of which are set forth as bullet points, with no observable organizing principles to aid reader comprehension.  Please limit the risks to only principal risks.  In addition, please consider grouping the risks together under an appropriate heading (e.g., “The Fund is Highly Illiquid”) or briefly identify each risk (e.g., “Energy Sector Risks,” “Liquidity,” etc.) and then list in some discernable order (e.g., in order of risk, greatest to least).

Response 15.                  We have revised the risk factors accordingly. We have deleted certain risks and organized them under appropriate headings.

Comment 16.                     The fifth bullet point risk on Page 17 states that “[a]lthough the Fund has implemented a Share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase.”  Please revise the last clause to state that “only 5% of outstanding Shares are eligible for repurchase per quarter.”

Response 16.                  The disclosure has been revised accordingly.

Summary of Fees and Expenses (Page 22)

Comment 17.                     Please revise the line-item for Incentive Fee to include a parenthetical to reflect the maximum (e.g., “(20% of income)”).  In addition, please revise Footnote 3, which corresponds to this line-item, to be consistent with the disclosure elsewhere in the prospectus that discloses the 20% Incentive Fee.  See, e.g., Pages 11, 88.

Response 17.                  The disclosure has been revised accordingly.

Comment 18.                     We note that the Fund may engage in short sales of securities.  If there is a current intent to engage in short sales, please confirm that the Fee Table will reflect costs associated with short sales, and revise the Fund’s investment strategies and risks, as appropriate.

Response 18.                  The Fund does not currently intend to engage in short sales. The disclosure has been revised accordingly.

Comment 19.                     With respect to the discussion of the Expense Support and Reimbursement Agreement in Footnote 6 of the Summary of Fees and Expenses Table:

(a)                                 Please explain the anticipated time frame of the “Expense Support Payment Period;

Response 19(a). We currently expect that the expense support arrangement will continue until the Fund has achieved economies of scale sufficient to ensure that it can bear a reasonable level of expenses in relation to its income.

(b)                                 File the Expense Support and Reimbursement Agreement as an exhibit to the registration statement;

Response 19(b). We will file the Expense Support and Reimbursement Agreement once it is finalized, reviewed and approved by the Board of Trustees at the Fund’s organizational board meeting.

(c)                                  Provide an analysis of the expenses waived pursuant to the Expense Support and Reimbursement Agreement and inform us if a liability for waived expenses will be included in the seed financial statements (see ASC 450-20-25);

Response 19(c). We anticipate disclosure in our financial statements of any amounts subject to contingent reimbursement per the Expense Support and Reimbursement Agreement.

(d)                                 Define “operating expenses” and “other operating expenses” (e.g., does the waiver include the advisory fee, incentive fee, interest expense, AFFE, etc.); and

Response 19(d). The definitions of “operating expenses” and “other operating expenses” will be provided once the Expense Support and Reimbursement Agreement is finalized.

(e)                                  Please clarify that “[t]he Expense Support and Reimbursement Agreement provides that the Fund will be obligated to reimburse EIG for any such payments over a three year period from the date the relevant Fund expenses were incurred as long as such reimbursement does not result in the Fund’s other expenses exceeding the agreed upon expense cap at the time of reimbursement” (italicized language added).

Response 19(e). We acknowledge the comment and we will reflect the revisions in the final Expense Support and Reimbursement Agreement.

Management Fee and Incentive Fee — Incentive Fee (Pages 87-88)

Comment 20.                     The second bullet on Page 88 states that “100% of the Fund’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to [2.344]% in any calendar quarter (9.376% annualized) is payable to Triloma and EIG.”  (Emphasis added.) Please include the italicized information in other Incentive Fee disclosure sections throughout the prospectus.

Response 20.                  The disclosure has been revised accordingly.

Comment 21.                     Please provide several examples after the graphical representation of the Incentive Fee on Page 88 to illustrate how the incentive fee would be calculated under several different scenarios using “adjusted capital.”

Response 21.                  The disclosure has been revised accordingly.

Tax Aspects

Comment 22. Please enhance the distributions discussion in the “Tax Aspects” section with risks relating to distributions (i.e., source of distributions, relation to expense reimbursement factors, etc.).

Response 22. The disclosure has been revised accordingly.

Net Asset Value Determination in Connection with this Continuous Offering (Page 32)

Comment 23.                     Please revise the second paragraph of this section to state that net asset value shall be determined within forty-eight hours before a sale.  See Section 23(b) of the 1940 Act.

Response 23.                  The disclosure has been revised accordingly.

OTHER INFORMATION

Comment 24. Please include in future amendments to the Fund’s N-2 a chart disclosing the following:

(1) Amount of Fees Waived and Amounts Contributed by Adviser;

(2) Expiration Date of Fees Waived;

(3) Other Operating Expense Ratio at the Time of Fee Waiver; and

(4) Distribution Rate at the Time of Fee Waiver.

Response 24. The Fund will provide the requested disclosure in the Fund’s annual amendments to its registration statement.

Signature Pages

Comment 25.                     Once the Board has been constituted (e.g., independent trustees appointed), please confirm that the next amendment to the Fund’s registration will be executed in accordance with Section 6 of the Securities Act of 1933 (“Securities Act”).

Response 25.                  We confirm that the Board of Trustees will execute the registration statement, in a subsequent amendment following the Fund’s organizational board meeting.

GENERAL COMMENTS

Comment 26.                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 26.                  We acknowledge the comment.

Comment 27.                     If you intend to omit certain information from the forms of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendments.

Response 27.                  We acknowledge the comment.

Comment 28.                     Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response 28.                  We have submitted an exemptive application to permit the Fund to co-invest in certain investment opportunities with the Term Fund and/or one or more EIG Private Funds.

Comment 29.                     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 29.                  We acknowledge the comment.

Comment 30.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 30.                  We acknowledge the comment.

Comment 31.                     Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 31.                  We acknowledge the comment.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz